Exhibit (a)(2)(P)

Dear Visitor, Thank you for visiting my site. I am sorry to say it is down momentarily but will be back up running by midweek. In the interim, I urge you to vote for Goldcorp’s purchase of Wheaton River and reject the Glamis’ inadequate offer for your Goldcorp shares. The Wheaton River purchase is the right deal for Goldcorp. Please vote and send your proxy in before February 8, 2005. While we are waiting for the site to be updated, I will leave you with these thoughts: Letter to Shareholders Rob McEwen
This site is personally funded by Rob McEwen and will be back shortly. Sorry for the inconvenience!